                      SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C. 20549


                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 12 )*

                           KRUG INTERNATIONAL CORP.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                       COMMON SHARES, WITHOUT PAR VALUE
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 501067-10-2
                        ------------------------------
                                (CUSIP Number)


James J. Mulligan, MULLIGAN & MULLIGAN, 241 West Hadley Road, Dayton, OH 45419
- --------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Recieve Notices and Communications)

                                April 30, 1996
                        ------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the aquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the classs of securities decribed in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                     (Continued on the following page(s))

                              Page 1 of 4 Pages

CUSIP No.    501067-10-2                       13D                          PAGE   2   of   4   Pages
         ---------------------                                                  -------  -------
- -----------------------------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. 0R I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Maurice F. Krug, SSN:  ###-##-####

- -----------------------------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                           [  ]
                                                                                                [  ]

- -----------------------------------------------------------------------------------------------------
3   SEC USE ONLY


- -----------------------------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    Not Applicable

- -----------------------------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     [  ]


- -----------------------------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
- -----------------------------------------------------------------------------------------------------
   NUMBER OF       7   SOLE VOTING POWER

    SHARES             -0-
                   ----------------------------------------------------------------------------------
  BENEFICIALLY     8   SHARED VOTING POWER

   OWNED BY            -0-
                   ----------------------------------------------------------------------------------
    EACH           9   SOLE DISPOSITIVE POWER

  REPORTING            -0-
                   ----------------------------------------------------------------------------------
   PERSON          10  SHARED DISPOSITIVE POWER

    WITH               -0-
- -----------------------------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFIIALLY OWNED BY EACH REPORTING PERSON

    -0-
- -----------------------------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                      [  ]


- -----------------------------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    -0-
- -----------------------------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
- -----------------------------------------------------------------------------------------------------

                          * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.
        --------------------

        Common Shares (without par value) of KRUG International Corp., an Ohio corporation ("KRUG"), 6 N. Main Street, Suite 500, Dayton, OH 45402.

Item 2. Identity and Background.
        ------------------------

        This statement is filed by:

        (a)     Maurice F. Krug

        (b)     Whose business address is:
                6 N. Main Street, Suite 500
                Dayton, OH 45402-1900

        (c) Whose principal occupation is Chairman, President, Chief Executive Officer and a Director of KRUG.

        (d) Mr. Krug has not, during the last five years, been convicted in a criminal proceeding.

        (e) During the last five years, Mr. Krug was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction involving or in any way relating to federal or state securities laws.

        (f)     Mr. Krug is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

        Not Applicable.

Item 4. Purpose of Transaction.
        -----------------------

        Not Applicable.

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

        (a) As of April 30, 1996, Mr. Krug was the beneficial owner of -0-Common Shares of KRUG.

        (b) During the past sixty days, Mr. Krug has engaged in the following transactions in KRUG shares:

                . On April 30, 1996, Mr. Krug made a gift of 60,806 shares to a charitable foundation and sold 941,297 shares at a price of $5.50 per share in cash and no longer is the beneficial owner of any KRUG shares. The transaction was closed in Dayton, Ohio.

Item 6. Contracts, Arrangements, Understandings or Relationships
        --------------------------------------------------------
        to Securities of the Issuer.
        ----------------------------

        Not Applicable.

Item 7. Material to be Filed as Exhibits.
        ---------------------------------

        Not Applicable.



                               S I G N A T U R E

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 /s/ Maurice F. Krug
                                                -----------------------
                                                    Maurice F. Krug


DATED: April 30, 1996





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